Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following communication was made available by a blog post on Comcast’s website:

COMCAST TO PRESENT CONSUMER AND PUBLIC INTEREST BENEFITS OF TIME WARNER CABLE MERGER TO CONGRESS

By David L. Cohen, Executive Vice President and Chief Diversity Officer

Today, I will testify before the  Regulatory Reform, Commercial and Antitrust Law Subcommittee of the U.S House of Representatives Judiciary Committee in my second appearance before Congress – the first was last month before the U.S. Senate Judiciary Committee – as we continue to make the strong public interest case for our transaction with Time Warner Cable. I plan to outline for the Subcommittee the substantial consumer and public interest benefits of the proposed transaction to combine Time Warner Cable with Comcast.

At the hearing, I’ll be joined by Time Warner Cable Chairman and CEO Robert D. Marcus, ACA President and CEO Matthew M. Polka, Columbia Law School Professor C. Scott Hemphill, Geyer Gorey LLP antitrust lawyer Allen Grunes, Rural Media Group Founder and Chairman Patrick Gottsch, Cogent Communications Founder and CEO Dave Schaeffer, and DeepField Networks, Inc. Co-Founder, CEO and President Dr. Craig Labovitz. You can watch the hearing live on the U.S. House Judiciary Committee’s website and c-span.org.

In a nutshell, this transaction will give us the scale to invest more in innovation and infrastructure, so we can compete more effectively with our mostly larger national and global competitors, including the Bells, DirecTV, DISH, Apple, and Google, to name a few. And when we invest, so do our competitors. AT&T, for instance, has said this transaction “puts a heightened sense of urgency” on competitors to invest more in their networks and improve service.  The ultimate beneficiary of this enhanced competition and greater investment is the American consumer.

Specifically, Comcast will bring Time Warner Cable residential customers faster Internet speeds – more programming choices – more robust Wi-Fi – and our best-in-class X1 entertainment operating system.

Just by way of example, today, we announced the launch of X1 DVR with cloud technology and live in-home streaming TV to new Xfinity TV customers in southern Delaware, Maryland, Virginia, and Washington, D.C.  This further amplifies our technology leadership and innovative products and services that we will bring to millions of Americans through the transaction with Time Warner Cable.  Business customers will also benefit from a stronger new entrant offering more choice and better prices.

The broader American public will also benefit from this transaction.  We will expand our acclaimed Internet Essentials program, which has already connected over 1.2 million low-income Americans to the Internet, more than any other program of its kind.  And we will extend many other public interest benefits from the NBCUniversal transaction to the Time Warner Cable footprint – including our commitments to diversity and to an Open Internet.

Understandably, even with these substantial benefits, we expect some of the witnesses to raise questions about two big companies combining.  And while the questions are legitimate, most of them are not specifically tied to this transaction — they really raise questions that need to be considered as part of an industry-wide proceeding.  Putting any emotion aside, this transaction must be viewed by reference to the facts, sound economic theory, and the law.  And on that basis, we believe that any anti-competitive risks are soundly outweighed by the pro-consumer benefits.

Let me lay out the facts.  Our two companies don’t compete for customers anywhere.  Every consumer in America will have the same choices among broadband and video providers after this transaction as before.  Nor will Comcast gain undue power over programmers.  Last week, we took an important step in our merger with Time Warner Cable and announced a transaction with Charter to divest almost 4 million customers, thereby reducing the number of our managed residential subscribers to approximately 29 million, below a 30% share of MPVD subscribers.

Some history here. The FCC has twice concluded that a 30 percent “ownership cap” was justified to prevent a single cable operator from wielding undue control over programmers.  But the federal courts twice rejected that rationale, saying that no cable operator could exercise market power at 30 percent.  Nevertheless, we will remain below that level, which is essentially the same share we had after our AT&T Broadband and Adelphia transactions.

Comcast is a company that keeps its promises and plays fair.  In fact, we don’t just keep our promises – we over-deliver.  Since our NBCUniversal transaction, we have successfully negotiated dozens of agreements with MVPDs for carriage of NBCUniversal content – without any withholding of programming from consumers – and no arbitrations have been needed under the MVPD provisions of the NBCUniversal Order.  And we have met all of the 150 conditions and commitments contained in the NBCUniversal order, with only one issue investigated by the FCC over the last three years (with that review resolved through a consent decree which we are now complying with).

We also play fair in the exchange of Internet traffic, or what’s sometimes called “interconnection.”  This market is distinct from the ISP market – and the two markets should not be analytically conflated, as some will try to do.  For 20 years, we have successfully negotiated very common business arrangements with thousands of companies that connect to our network, including direct interconnection agreements with content providers such as Netflix.  Other ISPs do the exact same thing.  The interconnection market is fiercely competitive, with dozens of substantial players, evidenced by the fact that prices have plummeted by 99% over the last 15 years. Nothing in this transaction will affect the competitiveness of that market.

This transaction will allow us to bring more investment and technology and new services to more American homes and businesses.  In doing so, we will incentivize our competitors to invest more, which will benefit more consumers.

We expect a full examination of our transaction, and we hope for a timely conclusion that will allow us to deliver the benefits we have promised.  I look forward to presenting the numerous pro-consumer, pro-competitive benefits of our transaction and addressing questions from the Subcommittee members.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.